Exhibit 99.2

Encana Corporation

Management’s Discussion and Analysis

(Prepared using U.S. GAAP)

For the period ended March 31, 2012

(Prepared in U.S. Dollars)

April 24, 2012

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) for Encana Corporation (“Encana” or the “Company”) should be read with the unaudited interim condensed Consolidated Financial Statements for the period ended March 31, 2012 (“Interim Condensed Consolidated Financial Statements”), as well as the audited United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”) Consolidated Financial Statements and U.S. GAAP MD&A for the year ended December 31, 2011.

The Interim Condensed Consolidated Financial Statements and comparative information have been prepared in accordance with U.S. GAAP and in U.S. dollars, except where another currency has been indicated. Production volumes are presented on an after royalties basis consistent with U.S. oil and gas reporting standards and the disclosure of U.S. oil and gas companies. The term “liquids” is used to represent oil, natural gas liquids (“NGLs”) and condensate. The term “liquids-rich” is used to represent natural gas streams with associated liquids volumes. This document is dated April 24, 2012.

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include Cash Flow, Operating Earnings, Debt to Debt Adjusted Cash Flow, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), Debt to Adjusted EBITDA, Capitalization and Debt to Capitalization. Further information can be found in the Non-GAAP Measures section of this MD&A, including reconciliations of Cash from Operating Activities to Cash Flow and of Net Earnings to Operating Earnings.

Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements, Oil and Gas Information and Currency and References to Encana.

Encana’s Strategic Objectives

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and NGLs. Encana is pursuing the key business objectives of maintaining financial strength, optimizing capital investments in the Company’s highest return projects and continuing to pay a stable dividend to shareholders as it pursues disciplined, responsible and reliable low-cost production growth.

Encana’s extensive portfolio of reserves and economic contingent resources in high-growth resource plays in major North American basins serves as the foundation for the Company’s long-term strategy of accelerating the value recognition of its assets. Encana has a history of entering prospective basins early and leveraging technology to unlock resources and build the underlying productive capacity at a low cost.

Encana continually strives to improve operating efficiencies, foster technological innovation and lower its cost structures, while reducing its environmental footprint through resource play optimization. The Company’s resource play hub model, which utilizes highly integrated production facilities, is used to develop resources by drilling multiple wells from central pad sites. Repeatable operations lend themselves to ongoing cost reductions through optimization of equipment and processes by applying continuous improvement techniques.

Encana is focused on balancing capital investment to build long-term production growth capacity with near term market uncertainty. Encana’s approach for 2012 is to align capital investment plus anticipated dividends with expected cash flow generation. Proceeds from planned divestitures and joint venture transactions are expected to provide additional financial flexibility. Given the current natural gas pricing environment, the Company expects that many of its drier natural gas plays will see a reduced capital program, while a growing portion of capital investment will be directed towards oil and liquids-rich development and exploration opportunities. Encana continues to focus on attracting third-party investments to advance development of the Company’s reserves and resources.

At March 31, 2012, Encana has hedged approximately 1,955 million cubic feet (“MMcf”) per day (“MMcf/d”) of expected April to December 2012 natural gas production using NYMEX fixed price contracts at an average price of $5.80 per thousand cubic feet (“Mcf”). In addition, Encana has hedged approximately 505 MMcf/d of expected 2013 natural gas production at an average price of $5.24 per Mcf. The Company’s Cash Flow and netbacks will benefit from the hedging program during periods of lower prices.

Management’s Discussion and Analysis
Encana Corporation	1	Prepared using U.S. GAAP in US$

Encana is working to expand the use of natural gas in North America in power generation, transportation and industrial applications. Accessing new natural gas markets, including the export of liquefied natural gas (“LNG”), is part of this initiative. Encana also has a 30 percent interest in the planned Kitimat LNG export terminal in British Columbia.

Further information on expected 2012 results can be found in Encana’s 2012 Corporate Guidance on the Company’s website www.encana.com.

Encana’s Business

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•

Canadian Division includes the exploration for, development of, and production of natural gas, oil, NGLs and other related activities within the Canadian cost centre. Five key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including Horn River; (ii) Peace River Arch in northwest Alberta; (iii) Cutbank Ridge in northern British Columbia; (iv) Bighorn in west central Alberta; and (v) Coalbed Methane (“CBM”) in southern Alberta. The Canadian Division also includes the Deep Panuke natural gas project offshore Nova Scotia.

•

USA Division includes the exploration for, development of, and production of natural gas, oil, NGLs and other related activities within the U.S. cost centre. Four key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) Haynesville in Louisiana; and (iv) Texas.

•

Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canadian and USA Divisions. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third-party customers. Transactions between segments are based on market values and are eliminated on consolidation. Financial information is presented on an after eliminations basis within this MD&A.

Management’s Discussion and Analysis
Encana Corporation	2	Prepared using U.S. GAAP in US$

Results Overview

Highlights

In the three months ended March 31, 2012, Encana reported:

•	Cash Flow of $1,021 million, Operating Earnings of $240 million and Net Earnings of $12 million.

•	Average natural gas production volumes of 3,272 MMcf/d.

•	Average oil and NGL production volumes of 29.3 thousand barrels (“Mbbls”) per day (“Mbbls/d”).

•	Realized financial natural gas and other commodity hedging gains of $358 million after tax.

•	Average natural gas prices, including financial hedges, of $4.58 per Mcf. Average liquids prices of $83.77 per barrel (“bbl”).

•	Dividends paid of $0.20 per share.

Significant developments for the Company during the three months ended March 31, 2012 included the following:

•

Entered into a partnership agreement with Mitsubishi Corporation (“Mitsubishi”) to jointly develop certain Cutbank Ridge lands in British Columbia owned by Encana. Under the agreement, Mitsubishi agreed to invest approximately C$2.9 billion for a 40 percent interest in the partnership. The transaction closed on February 24, 2012 and C$1.45 billion was received.

•	Closed the sale of two natural gas processing plants in British Columbia and Alberta for proceeds of approximately C$920 million.

•

Entered into an upstream joint venture agreement with Exaro Energy III LLC (“Exaro”) that will result in Exaro investing approximately $380 million over the next five years to earn a working interest in certain sections of the Jonah field in Wyoming.

•

Closed the remainder of the sale of its North Texas natural gas producing assets for proceeds of $114 million. In December 2011, the Company closed the majority of the North Texas asset sale for proceeds of $836 million.

•

Negotiated an agreement with a subsidiary of Toyota Tsusho Corporation under which the Japanese company will invest approximately C$600 million to acquire a 32.5 percent royalty interest in natural gas production from a portion of Encana’s CBM resource play. Under the agreement, Toyota Tsusho paid approximately C$100 million on closing and will invest approximately C$500 million over seven years. The transaction closed on April 19, 2012.

Management’s Discussion and Analysis
Encana Corporation	3	Prepared using U.S. GAAP in US$

Financial Results

	2012	2011				2010
($ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Cash Flow (1)	$1,021	$983	$1,181	$1,089	$963	$917	$1,132	$1,217
per share – diluted	1.39	1.33	1.60	1.48	1.31	1.25	1.54	1.65

Operating Earnings (1)	240	232	389	352	218	242	330	427
per share – diluted	0.33	0.31	0.53	0.48	0.30	0.33	0.45	0.58

Net Earnings	12	(476)	459	383	(361)	131	763	(132)
per share – basic	0.02	(0.65)	0.62	0.52	(0.49)	0.18	1.04	(0.18)
per share – diluted	0.02	(0.65)	0.62	0.52	(0.49)	0.18	1.04	(0.18)

Capital Investment	1,120	1,008	1,186	1,122	1,294	1,430	1,223	1,099
Net Acquisitions and (Divestitures)	(2,360)	(1,538)	(4)	108	(131)	83	(31)	(84)
Revenues, Net of Royalties	1,799	2,461	2,353	1,986	1,667	1,431	2,425	1,469

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

Three months ended March 31, 2012 versus March 31, 2011

Cash Flow of $1,021 million increased $58 million primarily due to higher realized financial hedging gains, higher production volumes and a higher current tax recovery, partially offset by lower natural gas prices. In the three months ended March 31, 2012:

•	Realized financial hedging gains were $358 million after tax compared to gains of $138 million after tax in 2011.

•

Average natural gas prices, excluding financial hedges, were $2.80 per Mcf in 2012 compared to $4.26 per Mcf in 2011. Average liquids prices were $83.77 per bbl in 2012 compared to $80.70 per bbl in 2011.

•

Average natural gas production volumes increased 76 MMcf/d to 3,272 MMcf/d in 2012 from 3,196 MMcf/d in 2011. Average oil and NGL production volumes increased 6.0 Mbbls/d to 29.3 Mbbls/d in 2012 from 23.3 Mbbls/d in 2011.

Operating Earnings of $240 million increased $22 million primarily due to higher realized financial hedging gains, higher production volumes and lower long-term compensation costs, partially offset by lower natural gas prices and higher depreciation, depletion and amortization (“DD&A”).

Net Earnings of $12 million increased $373 million primarily due to higher combined realized and unrealized financial hedging gains, higher production volumes, lower long-term compensation costs and the inclusion of a non-cash ceiling test impairment in the 2011 comparative. These were partially offset by lower natural gas prices, higher DD&A and higher deferred tax expense. Combined realized and unrealized after-tax financial hedging gains were $403 million in 2012 (2011—$50 million).

In the first quarter of 2011, the Company recognized a non-cash ceiling test impairment of $582 million after tax primarily resulting from the decline in the 12-month average trailing natural gas prices. Ceiling test impairments are recognized when the capitalized costs aggregated by country exceed the sum of the estimated after-tax future net cash flows from proved reserves using the 12-month average trailing prices and discounted at 10 percent. Further declines in the 12-month average trailing natural gas prices could reduce proved reserves values based on such prices and result in the recognition of future ceiling test impairments.

Management’s Discussion and Analysis
Encana Corporation	4	Prepared using U.S. GAAP in US$

Quarterly Prices and Foreign Exchange Rates

	2012	2011				2010
(average for the period)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Encana Realized Pricing
Natural Gas ($/Mcf)
Including hedging	$4.58	$4.79	$5.01	$5.09	$5.00	$5.03	$5.27	$5.50
Excluding hedging	2.80	3.73	4.32	4.42	4.26	3.93	4.19	4.23
Liquids ($/bbl)
Including hedging	83.77	85.44	82.43	92.66	80.70	68.91	61.79	67.05
Excluding hedging	83.77	85.44	82.43	92.66	80.70	71.05	62.15	66.73
Natural Gas Price Benchmarks
NYMEX ($/MMBtu)	2.74	3.55	4.20	4.31	4.11	3.80	4.39	4.09
AECO (C$/Mcf)	2.52	3.47	3.72	3.74	3.77	3.58	3.72	3.86
Rockies (Opal) ($/MMBtu)	2.67	3.47	3.90	3.98	3.84	3.44	3.53	3.66
HSC ($/MMBtu)	2.65	3.49	4.23	4.29	4.06	3.78	4.33	4.04
Basis Differential ($/MMBtu)
AECO/NYMEX	0.22	0.17	0.34	0.42	0.29	0.28	0.83	0.32
Rockies/NYMEX	0.07	0.08	0.30	0.33	0.27	0.36	0.86	0.43
HSC/NYMEX	0.09	0.06	(0.03)	0.02	0.05	0.02	0.06	0.05
Oil Price Benchmark
West Texas Intermediate (WTI) ($/bbl)	103.03	94.02	89.54	102.34	94.25	85.18	76.28	77.99
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.999	0.978	1.020	1.033	1.015	0.987	0.962	0.973

Encana’s financial results are influenced by fluctuations in commodity prices, price differentials and the U.S./Canadian dollar exchange rate. In the first quarter of 2012, Encana’s average realized natural gas price, excluding hedging, reflected lower benchmark prices compared to the first quarter of 2011. Hedging activities contributed an additional $1.78 per Mcf to the average realized natural gas price in the first quarter of 2012. Encana’s first quarter 2012 average realized liquids price reflected higher benchmark prices compared to the first quarter of 2011.

As a means of managing commodity price volatility and its impact on cash flows, Encana enters into various financial hedge agreements. Unsettled derivative financial contracts are recorded at the date of the financial statements based on the fair value of the contracts. Changes in fair value result from volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. The changes in fair value are recognized in revenue as unrealized hedging gains and losses. Realized hedging gains and losses are recognized in revenue when derivative financial contracts are settled.

At March 31, 2012, Encana has hedged approximately 1,955 MMcf/d of expected April to December 2012 natural gas production using NYMEX fixed price contracts at an average price of $5.80 per Mcf. In addition, Encana has hedged approximately 505 MMcf/d of expected 2013 natural gas production at an average price of $5.24 per Mcf. The Company’s hedging program helps sustain cash flow during periods of lower prices. For additional information see the Risk Management – Financial Risks section of this MD&A.

Management’s Discussion and Analysis
Encana Corporation	5	Prepared using U.S. GAAP in US$

Production and Net Capital Investment

Production Volumes (After Royalties)

	2012	2011				2010
(average daily)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Natural Gas (MMcf/d)
Canadian Division	1,493	1,515	1,460	1,445	1,395	1,395	1,390	1,327
USA Division	1,779	1,944	1,905	1,864	1,801	1,835	1,791	1,875

	3,272	3,459	3,365	3,309	3,196	3,230	3,181	3,202

Oil and NGLs (Mbbls/d)
Canadian Division	19.2	13.9	15.1	14.8	14.3	11.3	14.3	13.5
USA Division	10.1	10.0	9.3	9.5	9.0	9.2	9.1	10.1

	29.3	23.9	24.4	24.3	23.3	20.5	23.4	23.6

In the first quarter of 2012:

•

Average natural gas production volumes of 3,272 MMcf/d increased 76 MMcf/d from the same period of 2011. The Canadian Division volumes were higher primarily due to a successful drilling program at Cutbank Ridge and Peace River Arch, partially offset by divestitures. The USA Division volumes were lower primarily due to divestitures and natural declines, partially offset by a successful drilling program in Haynesville and Piceance.

•

Average oil and NGL production volumes of 29.3 Mbbls/d increased 6.0 Mbbls/d from the same period of 2011. The Canadian Division volumes were higher primarily due to the extraction of additional liquids volumes at the Musreau plant in the Alberta Deep Basin.

Net divestitures reduced average natural gas production volumes for the first quarter of 2012 by approximately 130 MMcf/d compared to the same period of 2011. Production volumes were lower by approximately 25 MMcf/d in the Canadian Division and approximately 105 MMcf/d in the USA Division.

Given the current natural gas pricing environment, Encana plans to shut-in natural gas production from existing wells of approximately 250 MMcf/d for 2012 in areas subject to higher decline and higher variable costs. The duration of Encana’s voluntary shut-ins will be subject to a number of factors, including a recovery in prices, and is therefore uncertain at this time.

Management’s Discussion and Analysis
Encana Corporation	6	Prepared using U.S. GAAP in US$

Net Capital Investment

	Three months ended March 31
($ millions)	2012	2011
Canadian Division	$515	$628
USA Division	563	648
Market Optimization	6	—
Corporate & Other	36	18

Capital Investment	1,120	1,294

Acquisitions	153	266
Divestitures	(2,513)	(397)

Net Acquisitions and Divestitures	(2,360)	(131)

Net Capital Investment	$(1,240)	$1,163

Capital investment during the first quarter of 2012 was $1,120 million compared to $1,294 million in the same period of 2011. Capital investment in 2012 focused on completing previously initiated drilling programs, executing drilling programs with joint venture partners and exploration and development of prospective liquids-rich plays. Key resource play development continued in Haynesville, Bighorn, Piceance and Cutbank Ridge. Encana also focused on prospective oil and liquids-rich plays including the Tuscaloosa Marine Shale, the Eaglebine and the San Juan Basin.

Acquisitions in the first quarter of 2012 were $56 million in the Canadian Division and $97 million in the USA Division and primarily included land and property purchases with oil and liquids-rich production potential.

Divestitures in the first quarter of 2012 were $2,399 million in the Canadian Division and $114 million in the USA Division. The Canadian Division included C$1.45 billion received from Mitsubishi. The Canadian Division also received approximately C$920 million for the sale of two natural gas processing plants. The USA Division received proceeds of $114 million from the divestiture of the remaining North Texas natural gas producing assets. Divestitures in the first quarter of 2011 in the USA Division included the sale of its Fort Lupton natural gas processing plant for proceeds of $296 million. Amounts received from these divestitures have been deducted from the Canadian and U.S. full cost pools.

In February 2012, Encana announced that the Company and Mitsubishi had entered into a partnership agreement for the development of certain Cutbank Ridge lands in British Columbia. Under the agreement, Encana owns 60 percent and Mitsubishi owns 40 percent of the partnership. Mitsubishi agreed to initially invest approximately C$1.45 billion on closing and will invest approximately C$1.45 billion in addition to its 40 percent of the partnership’s future capital investment for a commitment period, which is expected to be about five years, thereby reducing Encana’s capital funding commitments to 30 percent of the total expected capital investment over that period. The transaction does not include any of Encana’s current Cutbank Ridge production, processing plants, gathering systems or the Company’s Alberta landholdings. The transaction closed on February 24, 2012 and C$1.45 billion was received.

In February 2012, the Company closed the sale of its natural gas processing plants in British Columbia and Alberta for proceeds of approximately C$920 million. As part of the sale, Encana has entered into an agreement for firm gathering and processing services in the Cutbank Ridge area.

Encana is presently involved in a number of joint venture transactions with counterparties in both Canada and the U.S. These arrangements support the Company’s long-term strategy of accelerating the value recognition of its assets. Sharing development costs with third parties enables Encana to advance project development while reducing capital investment, thereby improving project returns.

Management’s Discussion and Analysis
Encana Corporation	7	Prepared using U.S. GAAP in US$

Divisional Results

Canadian Division

Operating Cash Flow

	Three months ended March 31
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)
	2012	2011	2012	2011	2012	2011
Revenues, Net of Royalties, excluding Hedging	$495	$597	$2.56	$3.87	$79.96	$78.73
Realized Financial Hedging Gain	228	81	1.69	0.64	—	—
Expenses
Production and mineral taxes	3	4	(0.01)	0.02	2.36	1.14
Transportation and processing	133	112	0.97	0.88	0.95	1.34
Operating	97	110	0.68	0.83	1.15	1.38

Operating Cash Flow/Netback	$490	$452	$2.61	$2.78	$75.50	$74.87

	Three months ended March 31
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
	2012	2011	2012	2011
Production Volumes – After Royalties	1,493	1,395	19.2	14.3

Three months ended March 31, 2012 versus March 31, 2011

Operating Cash Flow of $490 million increased $38 million primarily due to higher financial hedging gains, higher production volumes and lower operating expenses, partially offset by lower realized natural gas prices and higher transportation and processing expenses. In the three months ended March 31, 2012:

•	Realized financial hedging gains were $228 million compared to $81 million in 2011 on a before-tax basis.

•	Lower natural gas prices decreased revenues by $179 million.

•

Average natural gas production volumes of 1,493 MMcf/d increased 98 MMcf/d and average oil and NGL production volumes of 19.2 Mbbls/d increased 4.9 Mbbls/d. This increased revenues by $77 million as a result of a successful drilling program at Cutbank Ridge and Peace River Arch.

•

Transportation and processing expenses increased $21 million primarily due to higher volumes processed through third-party facilities mainly resulting from the sale of the two natural gas processing plants.

•	Operating expenses decreased $13 million primarily due to lower long-term compensation costs.

Comparative figures for the three months ended March 31, 2011 presented in the Operating Cash Flow table above have been updated to present processing costs with transportation expense. Formerly these processing costs were presented in operating expenses. The Company has reclassified $57 million from operating expense to transportation and processing expense for the first quarter of 2011. For additional information see Note 3 to the Interim Condensed Consolidated Financial Statements.

Management’s Discussion and Analysis
Encana Corporation	8	Prepared using U.S. GAAP in US$

Results by Key Area

	Three months ended March 31
	Natural Gas Production (MMcf/d)		Oil & NGLs Production (Mbbls/d)		Capital ($ millions)		Drilling Activity (net wells drilled)
	2012	2011	2012	2011	2012	2011	2012	2011
Greater Sierra	231	247	0.6	0.9	$44	$140	6	9
Cutbank Ridge	476	403	1.2	1.2	80	85	7	11
Peace River Arch	119	98	2.7	1.7	57	27	6	1
Bighorn	227	217	5.5	3.4	122	124	11	13
CBM	440	427	9.2	7.0	63	147	83	320

Key Resource Plays	1,493	1,392	19.2	14.2	366	523	113	354
Other	—	3	—	0.1	149	105	1	—

Total Canadian Division	1,493	1,395	19.2	14.3	$515	$628	114	354

In the first quarter of 2012, Encana split its Cutbank Ridge key resource play into two new key resource plays, Cutbank Ridge in British Columbia and Peace River Arch in Alberta, with comparative information restated. This reflects the Company’s future development plans for the Cutbank Ridge assets as a result of the Company’s recent partnership with Mitsubishi.

Other Divisional Expenses

	Three months ended March 31
($ millions)	2012	2011
Depreciation, depletion and amortization	$234	$238
Impairments	—	776

DD&A in the first quarter of 2012 was comparable to 2011 due to an increase in production volumes being offset by a lower depletion rate. The lower depletion rate primarily resulted from the ceiling test impairment recognized in 2011 and the credit of amounts received from divestitures to the full cost pool in the first quarter of 2012.

In the first quarter of 2011, the Company recognized a non-cash ceiling test impairment of $776 million before tax primarily resulting from the decline in the 12-month average trailing natural gas prices. A non-cash ceiling test impairment is recognized when the capitalized costs aggregated at the country cost centre level exceed the sum of the estimated after-tax future net cash flows from proved reserves, using the 12-month average trailing prices and unescalated future development and production costs, discounted at 10 percent, plus unproved property costs.

The 12-month average trailing prices used in the ceiling test calculations were based on the benchmark prices below. The benchmark prices were adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality. Further declines in the 12-month average trailing natural gas prices could reduce proved reserves values based on such prices and result in the recognition of future ceiling test impairments.

	Natural Gas		Liquids
	Henry Hub ($/MMbtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton (1) (C$/bbl)
12-Month Average Trailing Reserves Pricing (2)
March 31, 2011	4.10	3.71	83.54	81.34
March 31, 2012	3.73	3.32	98.15	98.21

(1)	Light Sweet.
(2)	All prices were held constant in all future years when estimating reserves.

Management’s Discussion and Analysis
Encana Corporation	9	Prepared using U.S. GAAP in US$

USA Division

Operating Cash Flow

	Three months ended March 31
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)
	2012	2011	2012	2011	2012	2011
Revenues, Net of Royalties, excluding Hedging	$576	$831	$3.00	$4.56	$91.05	$83.81
Realized Financial Hedging Gain	302	130	1.86	0.81	—	—
Expenses
Production and mineral taxes	21	49	0.08	0.26	8.33	8.00
Transportation and processing	173	172	1.07	1.06	0.20	—
Operating	101	135	0.61	0.77	2.59	—

Operating Cash Flow/Netback	$583	$605	$3.10	$3.28	$79.93	$75.81

	Three months ended March 31
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
	2012	2011	2012	2011
Production Volumes – After Royalties	1,779	1,801	10.1	9.0

Three months ended March 31, 2012 versus March 31, 2011

Operating Cash Flow of $583 million decreased $22 million primarily due to lower realized natural gas prices, partially offset by higher realized financial hedging gains, lower operating expenses and lower production and mineral taxes. In the three months ended March 31, 2012:

•	Realized financial hedging gains were $302 million compared to $130 million in 2011 on a before-tax basis.

•	Lower natural gas prices decreased revenues by $253 million.

•	Production and mineral taxes decreased $28 million primarily due to lower natural gas prices.

•	Operating expenses decreased $34 million primarily due to lower long-term compensation costs.

Results by Key Area

	Three months ended March 31
	Natural Gas Production (MMcf/d)		Oil & NGLs Production (Mbbls/d)		Capital ($ millions)		Drilling Activity (net wells drilled)
	2012	2011	2012	2011	2012	2011	2012	2011
Jonah	448	484	4.1	4.4	$49	$94	14	25
Piceance	488	414	1.6	1.9	106	78	39	29
Texas	201	403	0.2	0.2	29	129	3	17
Haynesville	545	412	—	—	185	258	12	22

Key Resource Plays	1,682	1,713	5.9	6.5	369	559	68	93
Other	97	88	4.2	2.5	194	89	25	12

Total USA Division	1,779	1,801	10.1	9.0	$563	$648	93	105

Management’s Discussion and Analysis
Encana Corporation	10	Prepared using U.S. GAAP in US$

Other Divisional Expenses

	Three months ended March 31
($ millions)	2012	2011
Depreciation, depletion and amortization	$330	$300

DD&A in the first quarter of 2012 increased $30 million compared to 2011 primarily due to a higher depletion rate. The higher depletion rate primarily resulted from lower proved reserves estimates due to a decline in natural gas prices.

Market Optimization

	Three months ended March 31
($ millions)	2012	2011
Revenues	$121	$179
Expenses
Operating	10	13
Purchased product	105	165
Depreciation, depletion and amortization	3	3

	$3	$(2)

Market Optimization revenues and purchased product expenses relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. Revenues and purchased product expenses decreased in the first quarter of 2012 compared to 2011 primarily due to lower commodity prices and lower volumes required for optimization.

Corporate and Other

	Three months ended March 31
($ millions)	2012	2011
Revenues	$77	$(151)
Expenses
Operating	9	(18)
Depreciation, depletion and amortization	20	19

	$48	$(152)

Revenues mainly includes unrealized hedging gains or losses recorded on natural gas financial derivative contracts which result from the volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. Operating expenses primarily reflect unrealized financial hedging gains or losses related to the Company’s power financial derivative contracts. DD&A includes amortization of corporate assets, such as computer equipment, office furniture and leasehold improvements.

Management’s Discussion and Analysis
Encana Corporation	11	Prepared using U.S. GAAP in US$

Other Operating Results

Expenses

	Three months ended March 31
($ millions)	2012	2011
Accretion of asset retirement obligation	$14	$13
Administrative	102	136
Interest	123	119
Foreign exchange (gain) loss, net	(102)	(146)
Other	(2)	—

	$135	$122

Administrative expenses in the first quarter of 2012 decreased $34 million compared to 2011 primarily due to lower long-term compensation costs as a result of changes in share prices.

Foreign exchange gains and losses result from the impact of the fluctuations in the Canadian to U.S. dollar exchange rate. Foreign exchange gains and losses arise from the revaluation and settlement of U.S. dollar long-term debt issued from Canada and revaluations of other monetary assets and liabilities.

Income Tax

	Three months ended March 31
($ millions)	2012	2011
Current Income Tax	$(134)	$(67)
Deferred Income Tax	547	(105)

Income Tax Expense (Recovery)	$413	$(172)

In the first quarter of 2012:

•	Current income tax was a recovery of $134 million compared to a recovery of $67 million in 2011. The current income tax recoveries were primarily due to the carry back of tax losses to prior years.

•	Total income tax expense increased $585 million compared to 2011 due to higher net earnings before tax and a higher estimated annual effective tax rate.

Interim income tax expense is determined using an estimated annual effective income tax rate applied to year-to-date net earnings before income tax. Encana’s effective tax rate for the first quarter of 2012 was 97 percent compared to 32 percent for the same period of 2011. The Company’s estimated 2012 annual effective tax rate of 97 percent is higher than 2011 primarily as a result of the tax impact of the Cutbank Ridge transaction with Mitsubishi that closed in the first quarter of 2012. Encana currently expects an annual income tax recovery for 2012, including a current tax recovery.

The estimated annual effective income tax rate is impacted by expected annual earnings, along with tax benefits and expenses resulting from items including tax on divestitures and related pool adjustments, international financing and the non-taxable portions of capital gains and losses.

The estimated annual effective tax rate differs from the Canadian statutory tax rate due to permanent differences, jurisdictional tax rates, benefits of loss carry backs and adjustments to estimates. Permanent differences primarily include the tax on divestitures and related pool adjustments, the non-taxable portion of capital gains or losses, international financing and the effect of changes in legislation.

Management’s Discussion and Analysis
Encana Corporation	12	Prepared using U.S. GAAP in US$

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are tax matters under review. The Company believes that the provision for taxes is adequate.

Liquidity and Capital Resources

	Three months ended March 31
($ millions)	2012	2011
Net Cash From (Used In)
Operating activities	$617	$657
Investing activities	1,638	(1,269)
Financing activities	(666)	121
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	4	5

Increase (Decrease) in Cash and Cash Equivalents	$1,593	$(486)

Cash and Cash Equivalents, End of Period	$2,393	$213

Operating Activities

Net cash from operating activities in the first quarter of 2012 of $617 million decreased $40 million compared to the same period of 2011. This decrease is a result of the Cash Flow variances discussed in the Financial Results section of this MD&A, as well as the change in non-cash working capital. For the first quarter of 2012, the net change in non-cash working capital was a deficit of $375 million compared to a deficit of $277 million for the same period of 2011.

The Company had a working capital surplus of $2,825 million at March 31, 2012 compared to a surplus of $881 million at December 31, 2011. The increase in working capital is primarily the result of an increase in cash and cash equivalents and a decrease in the current portion of long-term debt. At March 31, 2012, working capital included cash and cash equivalents of $2,393 million compared to $800 million at December 31, 2011. There was no current portion of long-term debt outstanding at March 31, 2012, compared to $492 million at December 31, 2011. Encana expects that it will continue to meet the payment terms of its suppliers.

Investing Activities

Net cash from investing activities in the first quarter of 2012 was $1,638 million compared to net cash used in investing activities of $1,269 million in the same period of 2011. Net cash from investing activities primarily resulted from higher divestiture proceeds and lower capital expenditures. Reasons for these changes are discussed further in the Net Capital Investment section of this MD&A.

Net cash from investing activities in the first quarter of 2012 also included cash in reserve released from escrow of $421 million. Cash in reserve includes amounts received from counterparties related to jointly controlled assets and amounts placed in escrow for a possible qualifying like-kind exchange for U.S. income tax purposes.

Management’s Discussion and Analysis
Encana Corporation	13	Prepared using U.S. GAAP in US$

Financing Activities

Long-Term Debt

Encana’s long-term debt, excluding the current portion, totaled $7,672 million at March 31, 2012 and $7,658 million at December 31, 2011. There was no current portion of long-term debt outstanding at March 31, 2012 compared to $492 million at December 31, 2011. The current portion of long-term debt decreased due to the repayment of the Company’s C$500 million 4.30 percent notes that matured on March 12, 2012. There were no outstanding balances under the Company’s commercial paper or revolving credit facilities at March 31, 2012 or December 31, 2011.

Credit Facilities and Shelf Prospectuses

Encana maintains two committed revolving bank credit facilities and a Canadian and a U.S. dollar shelf prospectus.

As at March 31, 2012, Encana had available unused committed revolving bank credit facilities of $5.0 billion.

•	Encana has in place a revolving bank credit facility for C$4.0 billion ($4.0 billion) that remains committed through October 2015, of which C$4.0 billion ($4.0 billion) remains unused.

•	One of Encana’s U.S. subsidiaries has in place a revolving bank credit facility for $1.0 billion that remains committed through October 2015, of which $999 million remains unused.

As at March 31, 2012, Encana had available unused capacity under shelf prospectuses for up to $5.0 billion.

•

Encana has in place a shelf prospectus whereby it may issue from time to time up to C$2.0 billion, or the equivalent in foreign currencies, of debt securities in Canada. At March 31, 2012, C$2.0 billion ($2.0 billion) of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in June 2013.

•

Encana has in place a shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the U.S. At March 31, 2012, $3.0 billion of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in May 2012 and is expected to be renewed.

Encana is currently in compliance with, and expects that it will continue to be in compliance with all financial covenants under its credit facility agreements.

Dividends

Encana pays quarterly dividends to shareholders at the discretion of the Board of Directors. Dividend payments in the first quarter were $147 million or $0.20 per share (2011—$147 million or $0.20 per share).

Outstanding Share Data

As at March 31, 2012 and April 23, 2012, Encana had 736.3 million common shares outstanding (December 31, 2011 – 736.3 million).

Management’s Discussion and Analysis
Encana Corporation	14	Prepared using U.S. GAAP in US$

Capital Structure

The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and finance internally generated growth, as well as potential acquisitions. Encana has a long-standing practice of maintaining capital discipline, managing its capital structure and adjusting its capital structure according to market conditions to maintain flexibility while achieving the Company’s objectives.

To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt. In managing its capital structure, the Company monitors several non-GAAP financial metrics as indicators of its overall financial strength. The financial metrics the Company currently monitors are below.

	March 31, 2012		December 31, 2011
Debt to Debt Adjusted Cash Flow (1)	1.7	x	1.8	x
Debt to Adjusted EBITDA (1)	1.7	x	1.9	x
Debt to Capitalization (1)	48%		49%

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

Commitments and Contingencies

Commitments

The following table outlines the Company’s commitments at March 31, 2012.

	Expected Future Payments
($ millions, undiscounted)	2012	2013	2014	2015	2016	Thereafter	Total
Transportation and Processing	$626	$855	$905	$913	$810	$5,557	$9,666
Purchases of Goods and Services	383	209	130	91	50	73	936
Operating Leases	40	50	47	43	37	101	318
Capital Commitments	151	6	7	8	7	80	259

Commitments	$1,200	$1,120	$1,089	$1,055	$904	$5,811	$11,179

In addition to the Commitments disclosed above, Encana has made commitments related to its risk management program and the Company’s obligation to fund its defined benefit pension and other post-employment benefit plans. Further information related to the Company’s risk management program can be found in Note 15 to the Interim Condensed Consolidated Financial Statements. The Company expects to fund its 2012 commitments from Cash Flow.

Contractual obligations arising from long-term debt, asset retirement obligations, The Bow office project and the Deep Panuke Production Field Centre are recognized on the Company’s balance sheet. Further information can be found in the note disclosures to the Interim Condensed Consolidated Financial Statements.

Management’s Discussion and Analysis
Encana Corporation	15	Prepared using U.S. GAAP in US$

Contingencies

Legal Proceedings

The Company is involved in various legal claims and actions arising in the ordinary course of operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

Risk Management

Encana’s business, prospects, financial condition, results of operation and cash flows, and in some cases its reputation, are impacted by risks that are categorized as follows:

•	financial risks;

•	operational risks; and

•	safety, environmental and regulatory risks.

Issues affecting, or with the potential to affect, Encana’s reputation are generally of a strategic nature or emerging issues that can be identified early and then managed, but occasionally include unforeseen issues that arise unexpectedly and must be managed on an urgent basis. Encana takes a proactive approach to the identification and management of issues that affect the Company’s reputation and has established consistent and clear policies, procedures, guidelines and responsibilities for identifying and managing these issues.

Encana continues to implement its business model of focusing on developing low-risk and low-cost long-life resource plays, which allows the Company to respond well to market uncertainties. Management adjusts financial and operational risk strategies to proactively respond to changing economic conditions and to mitigate or reduce risk.

Financial Risks

Encana defines financial risks as the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on Encana’s business.

Financial risks include, but are not limited to:

•	market pricing of natural gas and liquids;

•	credit and liquidity;

•	foreign exchange rates; and

•	interest rates.

Encana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative financial instruments is governed under formal policies and is subject to limits established by the Board of Directors. All derivative financial agreements are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

To partially mitigate commodity price risk, the Company may enter into transactions that fix or set a floor on prices. To help protect against regional price differentials, Encana executes transactions to manage the price differentials between its production areas and various sales points. Further information, including the details of Encana’s financial instruments as at March 31, 2012, is disclosed in Note 15 to the Interim Condensed Consolidated Financial Statements.

Management’s Discussion and Analysis
Encana Corporation	16	Prepared using U.S. GAAP in US$

Counterparty and credit risks are regularly and proactively managed. A substantial portion of Encana’s credit exposure is with customers in the oil and gas industry or financial institutions. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio including credit practices that limit transactions and grant payment terms according to counterparties’ credit quality.

The Company manages liquidity risk using cash and debt management programs. The Company has access to cash equivalents and a wide range of funding alternatives at competitive rates through commercial paper, committed revolving bank credit facilities and debt capital markets. Encana closely monitors the Company’s ability to access cost effective credit and ensures that sufficient liquidity is in place to fund capital expenditures and dividend payments. The Company minimizes its liquidity risk by managing its capital structure. In managing the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.

Operational Risks

Operational risks are defined as the risk of loss or lost opportunity resulting from the following:

•	reserves and resources replacement;

•	capital activities; and

•	operating activities.

The Company’s ability to operate, generate cash flows, complete projects, and value reserves and resources is subject to financial risks, including commodity prices mentioned above, continued market demand for its products and other risk factors outside of its control, which include: general business and market conditions; economic recessions and financial market turmoil; the overall state of the capital markets, including investor appetite for investments in the oil and gas industry generally and the Company’s securities in particular; the ability to secure and maintain cost effective financing for its commitments; legislative, environmental and regulatory matters; unexpected cost increases; royalties; taxes; the availability of drilling and other equipment; the ability to access lands; the ability to access water for hydraulic fracturing operations; weather; the availability of processing capacity; the availability and proximity of pipeline capacity; technology failures; accidents; the availability of skilled labour; and reservoir quality. If Encana fails to acquire or find additional natural gas and liquids reserves and resources, its reserves, resources and production will decline materially from their current levels and, therefore, its cash flows are highly dependent upon successfully exploiting current reserves and resources and acquiring, discovering or developing additional reserves and resources. To mitigate these risks, as part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk and engineering risk.

When making operating and investing decisions, Encana’s business model allows flexibility in capital allocation to optimize investments focused on project returns, long-term value creation and risk mitigation. Encana also mitigates operational risks through a number of other policies, systems and processes as well as by maintaining a comprehensive insurance program.

Safety, Environmental and Regulatory Risks

The Company is committed to safety in its operations and has high regard for the environment and stakeholders, including regulators. The Company’s business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas, oil and NGLs and the operation of midstream facilities. When assessing the materiality of the environmental risk factors, Encana takes into account a number of qualitative and quantitative factors, including, but not limited to, financial, operational, reputational and regulatory aspects of the identified risk factor. These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, Encana maintains a system that identifies, assesses and controls safety, security and environmental risk and requires regular reporting to Senior Management and the Board of Directors. The Corporate Responsibility, Environment, Health & Safety Committee of Encana’s Board of Directors provides recommended environmental policies for approval by Encana’s Board of Directors and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and audits, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to environmental events and remediation/reclamation strategies are utilized to restore the environment.

Management’s Discussion and Analysis
Encana Corporation	17	Prepared using U.S. GAAP in US$

Encana’s operations are subject to regulation and intervention by governments that can affect or prohibit the drilling, completion, including hydraulic fracturing and tie-in of wells, production, the construction or expansion of facilities and the operation and abandonment of fields. Changes in government regulation could impact the Company’s existing and planned projects as well as impose a cost of compliance.

A comprehensive discussion of Encana’s Risk Management is provided in the Company’s U.S. GAAP MD&A for the year ended December 31, 2011.

Accounting Policies and Estimates

Critical Accounting Estimates

Management is required to make judgments, assumptions and estimates in applying its accounting policies and practices, which have a significant impact on the financial results of the Company. A summary of Encana’s significant accounting policies can be found in Note 1 to the U.S. GAAP Consolidated Financial Statements for the year ended December 31, 2011. The following discussion outlines the accounting policies and practices involving the use of estimates that are critical to determining Encana’s financial results.

Upstream Assets and Reserves

Encana follows U.S. GAAP full cost accounting for natural gas, oil and NGL activities. Reserves estimates can have a significant impact on net earnings, as they are a key input to the Company’s depletion and ceiling test impairment calculations. A downward revision in reserves estimates may increase depletion expense and may also result in a ceiling test impairment. A ceiling test impairment is recognized in net earnings when the carrying amount of a country cost centre exceeds the country cost centre ceiling. The carrying amount of a cost centre includes capitalized costs of proved oil and gas properties, net of accumulated depletion and the related deferred income taxes. The cost centre ceiling is the sum of the estimated after-tax future net cash flows from proved reserves, using the 12-month average trailing prices and unescalated future development and production costs, discounted at 10 percent, plus unproved property costs. The 12-month average trailing price is calculated as the average of the prices on the first day of each month within the 12-month period. Any excess of the carrying amount over the calculated ceiling is recognized as an impairment in net earnings. During 2011, Encana recorded ceiling test impairments, which are discussed further in the Divisional Results section of this MD&A.

All of Encana’s natural gas, oil and NGL reserves and resources are evaluated and reported on by independent qualified reserves evaluators. The estimation of reserves is a subjective process. Estimates are based on engineering data, projected future rates of production, and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Reserves estimates can be revised upward or downward based on the results of future drilling, testing, production levels and economics of recovery.

Asset Retirement Obligation

The fair value of estimated asset retirement obligations is recognized in the Consolidated Balance Sheet when incurred and a reasonable estimate of fair value can be made. Asset retirement obligations are those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, offshore production platforms and natural gas processing plants. The asset retirement cost, equal to the initially estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing or amount of undiscounted cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost.

Management’s Discussion and Analysis
Encana Corporation	18	Prepared using U.S. GAAP in US$

The asset retirement obligation is estimated by discounting the expected future cash flows of the settlement. The discounted cash flows are based on estimates of such factors as reserves lives, retirement costs, timing of settlements, credit-adjusted risk-free rates and inflation rates. These estimates will impact net earnings through accretion of the asset retirement obligation in addition to depletion of the asset retirement cost included in property, plant and equipment. Actual expenditures incurred are charged against the accumulated asset retirement obligation.

Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is assessed for impairment at least annually at December 31. Goodwill and all other assets and liabilities are allocated to reporting units, which are Encana’s country cost centres. To assess impairment, the carrying amount of each reporting unit is determined and compared to the fair value of the reporting unit. If the carrying amount of the reporting unit is higher than the fair value then goodwill is written down to the implied fair value of goodwill. The implied fair value of goodwill is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit. Any excess of the carrying value of goodwill over the implied fair value of goodwill is recognized as an impairment and charged to net earnings. Subsequent measurement of goodwill is at cost less accumulated impairments.

The fair value used in the impairment test is based on estimates of discounted future cash flows which involves assumptions of natural gas and liquids reserves, including commodity prices, future costs and discount rates. Encana has assessed its goodwill for impairment and has determined that no write-down is required.

Income Taxes

Encana follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability, using the enacted income tax rates and laws expected to apply when the assets are realized and liabilities are settled. Current income taxes are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates and laws enacted at the end of the reporting period. The effect of a change in the enacted tax rates or laws is recognized in net earnings in the period of enactment.

Deferred income tax assets are initially recognized and a corresponding valuation allowance is recorded to reduce deferred tax assets to the extent that it is no longer more likely than not that sufficient taxable earnings will be available to allow all or part of the assets to be recovered. Encana routinely assesses deferred tax assets to ensure they are realizable.

Encana’s interim income tax expense is determined using an estimated annual effective income tax rate applied to year-to-date net earnings before income tax. The estimated annual effective income tax rate is impacted by the expected annual earnings along with the tax benefits and expenses resulting from items including tax on divestitures and related pool adjustments, international financing and the non-taxable portions of capital gains or losses.

Encana recognizes the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by a taxing authority. A recognized tax position is initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with a taxing authority. Liabilities for unrecognized tax benefits that are not expected to be settled within the next 12 months are included in other liabilities and provisions.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As such, income taxes are subject to measurement uncertainty and the interpretations can impact net earnings through the income tax expense arising from the changes in deferred income tax assets or liabilities.

Management’s Discussion and Analysis
Encana Corporation	19	Prepared using U.S. GAAP in US$

Derivative Financial Instruments

As described in the Risk Management section of this MD&A, derivative financial instruments are used by Encana to manage its exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. The Company’s policy is not to utilize derivative financial instruments for speculative purposes.

Derivative financial instruments are measured at fair value with changes in fair value recognized in net earnings. The fair values recorded in the Consolidated Balance Sheet reflect netting the asset and liability positions where counterparty master netting arrangements contain provisions for net settlement. Realized gains or losses from financial derivatives related to natural gas and oil commodity prices are recognized in revenues as the contracts are settled. Realized gains or losses from financial derivatives related to power commodity prices are recognized in operating costs as the related power contracts are settled. Unrealized gains and losses are recognized in revenues and operating costs accordingly, at the end of each respective reporting period based on the changes in fair value of the contracts.

The estimate of fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts. The estimated fair value of financial assets and liabilities is subject to measurement uncertainty.

Recent Accounting Pronouncements

On January 1, 2012, Encana adopted the following standards and updates issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s Interim Condensed Consolidated Financial Statements:

•

Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, clarifies and changes existing fair value measurement and disclosure requirements. The amendments have been applied prospectively and have not had a significant impact on the Company’s fair value measurements or disclosures.

•

Accounting Standards Update 2011-05, Presentation of Comprehensive Income, requires that net earnings and comprehensive income be presented either in a single continuous statement or in two separate consecutive statements. As Encana presents its net earnings and comprehensive income in two separate consecutive statements, the amendments had no impact on the Company’s financial statement presentation. Accounting Standards Update 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 defers the effective date of certain presentation requirements for items reclassified out of accumulated other comprehensive income.

•

Accounting Standards Update 2011-08, Intangibles—Goodwill and Other, permits an initial assessment of qualitative factors to determine whether the two-step goodwill impairment test is required to be performed as described in Accounting Standards Codification Topic 350, Intangibles—Goodwill and Other. The amendments have been applied prospectively.

Management’s Discussion and Analysis
Encana Corporation	20	Prepared using U.S. GAAP in US$

Non-GAAP Measures

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include Cash Flow, Cash Flow per share – diluted, Operating Earnings, Operating Earnings per share – diluted, Debt to Debt Adjusted Cash Flow, Debt to Adjusted EBITDA and Debt to Capitalization. Management’s use of these measures is discussed further below.

Cash Flow

Cash Flow is a non-GAAP measure commonly used in the oil and gas industry and by Encana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations. Cash Flow is defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

	2012	2011				2010
($ millions)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Cash From (Used in) Operating Activities	$617	$1,005	$1,285	$980	$657	$901	$1,298	$911
(Add back) deduct:
Net change in other assets and liabilities	(20)	(30)	(26)	(75)	(29)	(27)	(16)	(38)
Net change in non-cash working capital	(375)	166	130	(34)	(277)	11	182	(268)
Cash tax on sale of assets	(9)	(114)	—	—	—	—	—	—

Cash Flow	$1,021	$983	$1,181	$1,089	$963	$917	$1,132	$1,217

Management’s Discussion and Analysis
Encana Corporation	21	Prepared using U.S. GAAP in US$

Operating Earnings

Operating Earnings is a non-GAAP measure that adjusts Net Earnings by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. Operating Earnings is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.

Operating Earnings is defined as Net Earnings excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

In conjunction with adopting U.S. GAAP, the Company has updated its quarterly Operating Earnings definition to calculate income taxes based on the discrete quarter results and exclude income taxes related to divestitures. The estimated annual effective tax rate is significantly impacted by items including tax on divestitures and related pool adjustments, international financing and the non-taxable portions of capital gains or losses. The difference between the discrete method and the estimated annual effective tax rate method is presented as an estimated annual effective tax rate adjustment. The 2011 and 2010 quarterly comparatives have been restated with no impact on annual Operating Earnings.

	2012	2011				2010
($ millions)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net Earnings	$12	$(476)	$459	$383	$(361)	$131	$763	$(132)
After-tax (addition) / deduction:
Unrealized hedging gain (loss)	45	397	273	18	(88)	(269)	331	(340)
Impairments	—	(1,105)	—	—	(582)	—	—	—
Non-operating foreign exchange gain (loss)	86	82	(325)	44	100	159	140	(211)
Estimated annual effective tax rate adjustments	(359)	(82)	122	(31)	(9)	(1)	(38)	(8)

Operating Earnings	$240	$232	$389	$352	$218	$242	$330	$427

Debt to Debt Adjusted Cash Flow

Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

($ millions)	March 31, 2012		December 31, 2011
Debt	$7,672		$8,150

Cash Flow	4,274		4,216
Interest Expense, after tax	349		344

Debt Adjusted Cash Flow	$4,623		$4,560

Debt to Debt Adjusted Cash Flow	1.7	x	1.8	x

Management’s Discussion and Analysis
Encana Corporation	22	Prepared using U.S. GAAP in US$

Debt to Adjusted EBITDA

Debt to Adjusted EBITDA is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Adjusted EBITDA is a non-GAAP measure defined as trailing 12-month Net Earnings before income taxes, foreign exchange gains or losses, interest, accretion of asset retirement obligation, DD&A, impairments, unrealized hedging gains and losses and other expenses.

($ millions)	March 31, 2012		December 31, 2011
Debt	$7,672		$8,150

Net Earnings	378		5
Add (deduct):
Interest	472		468
Income tax expense (recovery)	602		17
Depreciation, depletion and amortization	2,309		2,282
Impairments	1,473		2,249
Accretion of asset retirement obligation	51		50
Foreign exchange (gain) loss, net	177		133
Unrealized (gain) loss on risk management	(1,075)		(879)
Other	19		21

Adjusted EBITDA	$4,406		$4,346

Debt to Adjusted EBITDA	1.7	x	1.9	x

Debt to Capitalization

Debt to Capitalization is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Capitalization is a non-GAAP measure defined as long-term debt, including the current portion, plus shareholders’ equity.

($ millions)	March 31, 2012	December 31, 2011
Debt	$7,672	$8,150
Shareholders’ Equity	8,473	8,578

Capitalization	$16,145	$16,728

Debt to Capitalization Ratio	48%	49%

Management’s Discussion and Analysis
Encana Corporation	23	Prepared using U.S. GAAP in US$

Advisory

Forward-Looking Statements

In the interest of providing Encana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “objective”, “strategy”, “strives” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: achieving the Company’s business objectives of growing its portfolio to produce natural gas, oil and NGLs, maintaining financial strength, optimizing capital investments, continuing to pay a stable dividend; long-term strategy of accelerating value recognition of assets; achieving operating efficiencies, lowering cost structures and success of resource play hub model; balancing near term uncertainty with focused capital investment in building long-term growth capacity; aligning capital investment plus anticipated dividends with expected cash flow generation; attaining additional financial flexibility from proceeds from planned divestitures and joint venture transactions; expected reduction in capital program for drier natural gas plays while directing greater investment towards oil and liquids-rich development and exploration opportunities; plans to shut-in certain volume of natural gas production from existing wells for 2012; ability to attract third party investments; ability to expand natural gas markets in North America and potential development of liquefied natural gas export terminal in British Columbia; completion of transaction agreements with Mitsubishi, including amount of additional investments and funding commitment and development of otherwise undeveloped natural gas properties; expected completion dates and proceeds from the sale of certain assets; anticipated investments from joint venture agreement; amount of additional investments expected from the subsidiary of Toyota Tsusho pursuant to its agreement with the Company; expanding deep cut processing capacities; projections contained in the 2012 Corporate Guidance (including estimates of cash flow including per share, natural gas, oil and NGLs production, capital investment and its allocation, net divestitures, and 2012 estimated sensitivities of cash flow and operating earnings); estimates of proved reserves, before and after royalties, including by product types and locations; potential joint venture transactions and third party investments and expectation for the same to reduce capital investments and improve project returns; projections relating to the adequacy of the Company’s provision for taxes and legal claims; projections with respect to natural gas production from resource plays; the flexibility of capital spending plans and the source of funding therefore; the effect of the Company’s risk management program, including the impact of derivative financial instruments; the impact of the changes and proposed changes in laws and regulations, including those relating to hydraulic fracturing, greenhouse gas, carbon and climate change initiatives on the Company’s operations and operating costs; projections that the Company has access to cash equivalents and a wide range of funding at competitive rates; the Company’s continued compliance with financial covenants under its credit facilities; the Company’s ability to pay its creditors, suppliers, commitments and fund its 2012 capital program and pay dividends to shareholders; the effect of the Company’s risk mitigation policies, systems, processes and insurance program; the Company’s expectations for future Debt to Debt Adjusted Cash Flow, Debt to Adjusted EBITDA and Debt to Capitalization ratios; the expected impact and timing of various accounting pronouncements, rule changes and standards on the Company and its financial statements; projections that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the Company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the Company’s current guidance; fluctuations in currency and interest rates; risk

Management’s Discussion and Analysis
Encana Corporation	24	Prepared using U.S. GAAP in US$

that the Company may not conclude divestitures of certain assets or other transactions (including third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “joint ventures”) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to replace, expand or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the Company not operating all its properties and assets; counterparty risk; downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of the date of this document, and except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Forward-looking information respecting anticipated 2012 Cash Flow is based upon achieving average production in 2012 of natural gas of between 2.8 to 3.1 Bcf/d, liquids of 28 Mbbls/d, commodity prices for natural gas of NYMEX $3.25/Mcf, oil (WTI) $95.00/bbl, U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million. Assumptions relating to forward-looking statements generally include Encana’s current expectations and projections made by the Company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.

Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana’s news release dated April 25, 2012, which is available on Encana’s website at www.encana.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Oil and Gas Information

National Instrument 51-101 of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. Prior to 2011, Encana relied upon an exemption from NI 51-101 granted by Canadian securities regulatory authorities to permit it to provide disclosure relating to reserves and other oil and gas information in accordance with U.S. disclosure requirements. Subsequent to the expiry of that exemption, Encana has provided and continues to provide disclosure which complies with the annual disclosure requirements of NI 51-101 in the Company’s AIF. The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business” in the AIF. Encana has obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. The Company’s U.S. GAAP U.S. protocol disclosure is included in Note 24 (unaudited) to the Company’s U.S. GAAP Consolidated Financial Statements for the year ended December 31, 2011.

Management’s Discussion and Analysis
Encana Corporation	25	Prepared using U.S. GAAP in US$

A description of the primary differences between the disclosure requirements under the Canadian standards and the disclosure requirements under the U.S. standards is set forth under the heading “Reserves and Other Oil and Gas Information” in the AIF.

Natural Gas, Oil and NGLs Conversions

In this document, certain oil and NGL volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Resource Play

Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play typically has a lower geological and/or commercial development risk and lower average decline rate.

Currency and References to Encana

All information included in this document and the Interim Condensed Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis unless otherwise noted. References to C$ are to Canadian dollars. Encana’s functional currency is Canadian dollars, however, the Company has adopted the U.S. dollar as its presentation currency to facilitate a more direct comparison to other North American oil and gas companies. All proceeds from divestitures are provided on a before-tax basis.

For convenience, references in this document to “Encana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.

Additional Information

Further information regarding Encana Corporation, including its Annual Information Form, can be accessed under the Company’s public filings found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.encana.com.

Management’s Discussion and Analysis
Encana Corporation	26	Prepared using U.S. GAAP in US$